UNIVEC
4810 Seton Drive
Baltimore, MD 21215
Telephone: (410) 347-9959
Fax: (410) 347-1542

Securities and Exchange Commission                           November 18, 2005
Washington, D.C. 20549

Re: Univec, Inc. (Registrant)
File No. 0-22413

Gentlemen,

This letter is in response to the Securities and Exchange Commission (SEC) comment letter to the above referenced Registrant dated September 29, 2005. This letter addressed the Registrant’s Item 4.01 on Form 8-K and 8-K/A dated June 13, 2005, July 28, 2005 and September 2, 2005, respectively.

Additionally, this letter is in response to the Securities and Exchange Commission (SEC) comment letter to the above referenced Registrant dated August 4, 2005.

Item 4.01 - Change in Registrant’s Certifying Accountant

1)
The SEC’s September 29, 2005 letter observes that the Registrant’s former auditors expressed disagreement with respect to the registrant’s use of the “gross” accounting method for recognizing revenue. However, in the Registrant’s Form 8-K dated June 13, 2005 and subsequent Form 8-K/A, amendment No. 1, dated July 27, 2005, it was reported that the disagreement had been previously discussed in specific meetings between the former auditor and the Registrant’s Board of Directors at a Board meeting held on June 8, 2005 and also at various prior dates.

On July 27, 2005 the Registrant addressed several matters relating to Item 4.01, Change in Registrant’s Certifying Accountant, as raised by the SEC in its comment letter dated June 24, 2005. The Registrant responded to all SEC inquiries. This included replies to inquiries regarding as defined by Item 304(a)(1)(ii) of
Regulation S-B as well as Items 304 (a)(1)(C)-(E) of Regulation S-B.

The Registrant has consistently maintained that its use of the “gross” accounting method is appropriate. Further, in its September 9, 2005 opinion regarding the fair presentation of the Registrant’s financial statements for the year-ended December 31, 2004, as presented in the Registrant’s Form 10-KSB, the new certifying accountant, Abrams, Foster, Nole and Williams, P.A. expressed no exception to the Registrant’s use of the “gross” accounting method.

Finally, the Registrant distinguishes no need for any revisions to either the June 13, 2005 Form
8-K or to the related September 2, 2005 Form
8-K/A.

2)
Item 304(a)(2)(ii) - The Registrant did conduct “gross” accounting method discussions with the new principal independent accounting firm. The new accounting firm specified that they would review the appropriate professional literature regarding this method of accounting for revenue recognition. Further, they stated that they would consider current business practice for utilizing this method. The new accountant’s views were not subject to a review of their written conclusions as provided to the registrant before the engagement of the new principal registered independent public accounting firm. The Registrant’s Board of Directors did meet with the former accountant at a Board of Directors meeting held on June 8, 2005, as well as at other discussions prior to the former accountant’s resignation on June 9, 2005. This issue was discussed by representatives of the Registrant’s Board of Directors and the new accountant prior to his engagement.

The new accountants did review the SEC’s requirements in situations involving changes in accountants before they accepted the engagement to audit the Registrant.

3)
The appointment of the Company’s new auditors, Abrams, Foster, Nole and Williams, P.A. independent Certified Public Accountants (CPA) became effective on August 25, 2005 upon their completion of PCAOB registration.

Planning and confirmation work was done by our auditors between July 14, 2005 and July 22, 2005. The majority of the audit work was performed between July 25, 2005 and August 11, 2005 and subsequently between August 27, 2005 and September 9, 2005. The interruption in fieldwork performed was due to the fact that our auditors were informed by the PCAOB that substantial work should not take place prior to completion of their registration.

Preliminary audit procedures were performed in the following areas prior to receipt of the PCOAB notification on August 25, 2005:
1)	Revenue and accounts receivable.
2)	Expenses and accounts payable and accrued expenses.
3)	Prepaid expenses.
4)	Payroll.
5)	Inventory.

The significance of the audit work performed prior to August 25, 2005 included testing and documentation which supported financial statement balances in these areas. The majority of the significant audit work was executed after August 25, 2005.

Finally, this letter is in response to the SEC comment letter dated August 4, 2005. In a Form 8-K dated July 28, 2005, the Registrant advised that it had engaged the CPA firm of Abrams, Foster, Nole and Williams, P.A. (CPA). The SEC’s August 4, 2005 comment letter accurately states that this firm did not qualify as a registered independent certified public accounting firm because it had not applied for registration with the Public Company Accounting Oversight Board (PCOAB). However, at the time of the Form 8-K filing on July 28, 2005, the PCOAB approval had not as yet bet registered. However, the registration was in process. The PCOAB issued their final approval on August 25, 2005, when the significant audit procedures were finalized.

The Registrant acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures contained in its filings with the SEC.

•	Any SEC staff comments or changes to any disclosures made in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Univec, Inc.

November 18, 2005

By: /s/ David Dalton
David Dalton
Chief Executive Officer